EXHIBIT 99.2


                                  Barington Capital Group


                                          November 5, 2004


Jamieson A. Karson
Vice Chairman and Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

Dear Mr. Karson:

      As one of the largest investors in Steven Madden, Ltd., we have been concerned with the financial and share price performance of the Company. As you know, we disclosed our interest in meeting with management and the Board of Directors to discuss measures to maximize stockholder value in our Schedule 13D filing made over three months ago. Since that time, I have attempted to get in touch with you numerous times to schedule such a meeting without success.

      I am therefore writing you to once again request the opportunity to meet with you and the Company's Chief Operating Officer and Chief Financial Officer in order to understand your vision for the Company, the way in which the Company is being managed and your plans to improve the performance of the Company. Based on our extensive experience working with companies in your industry, we believe that we can also offer suggestions of ways that the Company might improve shareholder value, and would appreciate the opportunity to share these suggestions with you.

      Thank you. I look forward to meeting with you and your management team at your earliest available opportunity.

                                    Very truly yours,


                                    /s/ James A. Mitarotonda

                                    James A. Mitarotonda